Dinara Nussipakynova P. Geo
AMC Mining Consultants (Canada) Limited,
Suite 1330, 200 Granville Street,
Vancouver, British Columbia V6C 1S4,
Canada

Telephone: +1 604 669 0044
Fax: +1 604 669 1120
Email:dnussipakynova@amcconsultants.ca

1. I, Dinara Nussipakynova, P.Geo., do hereby certify that I am a Senior Geologist for AMC Mining Consultants (Canada) Limited, Suite 1330, 200 Granville Street, Vancouver, British Columbia V6C 1S4.

2. I graduated with a BSc. and MSc. in Geology from Kazakh National Polytechnic University in 1987.

3. I am a registered member of the Association of Professional Geoscientists of Ontario.

4. I have practiced my profession continuously since 1987, and have been involved in mineral exploration and mine geology for a total of 24 years since my graduation from university. This has involved working in Kazakhstan, Russia and Canada. My experience is principally in database management, geological interpretation and resource estimation.

5. I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work  experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

6. I am responsible for the preparation of Section 14 of the F2 Gold System – Phoenix Gold Project,
Bateman Township, Red Lake, Canada, Technical Report for Rubicon Minerals Corporation, dated effective 8 August 2011 (the “Technical Report”). I have visited the Phoenix Gold Project from 29 November to 2 December 2010, and 11 and 12 January 2011, for periods of three and two days respectively.

7. I have not had any prior involvement with the property that is the subject of the Technical Report.

8. I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101.

9 I have read NI 43-101 and Form 43-101F1, and the parts of the Technical Report for which I am responsible have been prepared in compliance with that instrument and form.

10. As at the effective date of the Technical Report, to the best of my knowledge, information, and belief, the part of the Technical Report that I am responsible for, contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 10 August 2011

Original signed and sealed by
Dinara Nussipakynova P. Geo